P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 13, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Trust”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 116 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933 (the “Securities Act”), as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2013. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of registering the following seven new series to the Trust: Transamerica ING Balanced Allocation VP, Transamerica ING Conservative Allocation VP, Transamerica ING Intermediate Bond VP, Transamerica ING Large Cap Growth VP, Transamerica ING Limited Maturity Bond VP, Transamerica ING Mid Cap Opportunities VP, and Transamerica ING Moderate Growth Allocation VP. Each new series will have Initial and Service Class shares.

The Amendment also relates to certain sub-adviser, principal investment strategies, and/or risk disclosure changes for the following existing series of the Trust: Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Growth VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Moderate VP, Transamerica Barrow Hanley Dividend Focused VP, Transamerica BNP Paribas Large Cap Growth VP, Transamerica International Moderate Growth VP, Transamerica PIMCO Tactical - Balanced VP, Transamerica PIMCO Tactical - Conservative VP, Transamerica PIMCO Tactical - Growth VP, and Transamerica TS&W International Equity VP.

The combined Statement of Additional Information (“SAI”) filed herewith includes all existing and new funds of the Trust that will be included in the post-effective amendment to the Trust’s registration statement to be filed on or about May 1, 2013 pursuant to Rule 485(b) under the 1933 Act, for the purpose of including the financial statements of all series of the Trust and for making various other changes, none of which would render that post-effective amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Should you have any questions or comments regarding this filing, please contact the undersigned at (727) 299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II
Vice President, Chief Compliance Officer and Chief Risk Officer
Transamerica Asset Management, Inc.